                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-81579

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 8, 1999)

[ASSOCIATES LOGO]

$1,000,000,000

Floating Rate Senior Notes due June 15, 2004
Interest payable March 15, June 15, September 15 and December 15
ISSUE PRICE: 100%
Interest on the Floating Rate Senior Notes due June 15, 2004 will be payable quarterly on the fifteenth day of March, June, September and December, commencing on September 15, 2000. If any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day. The rate of interest on the Notes will be reset quarterly, and the rate of interest in effect for each Interest Period will be the Three-Month LIBOR Rate plus, from June 15, 2001, the applicable spread described in this prospectus supplement.

The holder of each Note may irrevocably elect to have all or any portion of that Note which is a multiple of $1,000 repaid on June 15, 2001 and every June 15 prior to maturity at its principal amount, together with interest payable to the date of repayment, by giving notice as described in this prospectus supplement. The Notes are not redeemable by the Company at any time prior to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------------------------------------
                                                 PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                PUBLIC(1)             COMMISSIONS             COMPANY(1)
--------------------------------------------------------------------------------------------------------------
Per Note                                  100%                   .18%                   99.82%
--------------------------------------------------------------------------------------------------------------
Total                                     $1,000,000,000         $1,800,000             $998,200,000
--------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June 27, 2000.
It is expected that the Notes will be delivered in book-entry form only through the facilities of The Depository Trust Company against payment in immediately available funds in New York, New York on June 27, 2000.
J.P. MORGAN & CO.

June 22, 2000

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                             ------
Summary Financial Information...............................   S-3
Description of the Notes....................................   S-5
Underwriting................................................   S-9
PROSPECTUS
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Incorporation of Information We File with the SEC...........     3
Associates Corporation of North America.....................     3
Ratio of Earnings to Fixed Charges..........................     4
Application of Proceeds.....................................     5
Description of Debt Securities..............................     5
Description of Warrants.....................................    11
Plan of Distribution........................................    12
Legal Opinions..............................................    14
Experts.....................................................    14

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Report on Form 10-Q for the three months ended March 31, 2000, available as described under "Where You Can Find More Information" in the accompanying prospectus, and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                              FOR THE THREE
                                                                                              MONTHS ENDED
                                               FOR THE YEAR ENDED DECEMBER 31                   MARCH 31
                                    ----------------------------------------------------   -------------------
                                      1995       1996       1997       1998       1999       1999       2000
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
                                                                  (IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.................  $4,805.3   $5,580.3   $6,428.5   $5,841.5   $5,911.2   $1,517.5   $1,447.2
  Insurance premiums..............     325.1      354.8      370.1      383.9      371.3       95.2      104.2
  Investment and other income.....     254.0      286.3      352.5      931.4    1,246.3      249.1      307.2
                                    --------   --------   --------   --------   --------   --------   --------
                                     5,384.4    6,221.4    7,151.1    7,156.8    7,528.8    1,861.8    1,858.6
Expenses --
  Interest expense................   1,979.8    2,209.4    2,550.8    2,862.8    2,948.0      720.3      743.1
  Operating expenses..............   1,417.8    1,603.3    1,842.5    1,663.4    1,768.8      461.6      440.0
  Provision for losses on finance
    receivables...................     729.7      963.4    1,195.6      949.4      943.2      236.6      223.5
  Insurance benefits paid or
    provided......................     135.7      142.9      142.1      144.0      148.4       36.6       43.0
                                    --------   --------   --------   --------   --------   --------   --------
                                     4,263.0    4,919.0    5,731.0    5,619.6    5,808.4    1,455.1    1,449.6
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for
  Income Taxes....................   1,121.4    1,302.4    1,420.1    1,537.2    1,720.4      406.7      409.0
Provision for Income Taxes........     413.3      481.0      522.0      563.0      615.9      145.9      146.6
                                    --------   --------   --------   --------   --------   --------   --------
Net Earnings......................  $  708.1   $  821.4   $  898.1   $  974.2   $1,104.5   $  260.8   $  262.4
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(a)......................      1.56       1.59       1.55       1.53       1.58       1.56       1.55
                                        ----       ----       ----       ----       ----       ----       ----
                                        ----       ----       ----       ----       ----       ----       ----

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31     MARCH 31
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   333.3      $   676.3
  Investments in Debt and Equity Securities.................     2,666.9        2,883.8
  Finance Receivables, net of unearned finance income.......    49,766.7       48,367.7
  Allowance for Losses on Finance Receivables...............    (1,408.4)      (1,390.6)
  Insurance Policy and Claims Reserves......................      (840.8)        (826.8)
  Other Assets..............................................     9,662.4       12,505.3
                                                               ---------      ---------
          Total Assets......................................   $60,180.1      $62,215.7
                                                               =========      =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $13,672.9      $15,092.1
     Bank loans.............................................       990.7             --
Accounts Payable and Accruals...............................     1,398.9        1,675.1
  Long-Term Debt, unsecured due within one year
     Senior.................................................     6,666.8        6,710.0
     Subordinated...........................................          --             --
     Capital................................................         0.1            0.1
  Long-Term Debt, unsecured
     Senior.................................................    27,746.3       28,783.2
     Subordinated...........................................       425.0          425.0
     Capital................................................         0.1            0.1
                                                               ---------      ---------
          Total Long-Term Debt..............................    34,838.3       35,918.4
  Stockholders' Equity......................................     9,279.3        9,530.1
                                                               ---------      ---------
          Total Liabilities and Stockholders' Equity........   $60,180.1      $62,215.7
                                                               =========      =========

                            DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes (referred to in the attached prospectus as "debt securities") supplements the more general description of the debt securities contained in the prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. Investors should read this section together with the section called "Description of Debt Securities" in the prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. The Company qualifies the description of the Notes by reference to the Indenture.

GENERAL

     The Notes:

     - will be senior debt of the Company;

     - will be issued under the Indenture between the Company and the Trustee, The Chase Manhattan Bank ("Chase"), dated as of November 1, 1995;

     - will be limited in aggregate principal amount to $1,000,000,000;

     - will mature and become due and payable, at 100% of their principal amount together with any accrued and unpaid interest, on June 15, 2004 (the "Maturity Date");

     - will be repayable at the option of the holder as described below; and

     - will not be redeemable by the Company prior to maturity.

INTEREST

     Interest on the Notes will be payable on the fifteenth day of March, June, September and December (each, an "Interest Payment Date") of each year, commencing on September 15, 2000, except that if any such Interest Payment Date falls on a day that is not a Business Day (as defined below), such Interest Payment Date will be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day. The rate of interest for each Interest Period of the Notes is the Three-Month LIBOR Rate, plus the following applicable spread:

                     INTEREST PERIODS:                        SPREAD:
                     -----------------                        -------
From June 27, 2000 to but excluding June 15, 2001...........   0.00%
From June 15, 2001 to but excluding June 15, 2002...........   0.04%
From June 15, 2002 to but excluding June 15, 2003...........   0.07%
From June 15, 2003 to but excluding June 15, 2004...........   0.10%

     Such rate of interest shall be determined for each Interest Period on the second London Banking Day (as defined in the ISDA Definitions, which is defined below) preceding the relevant Reset Date (as defined below). The "Three-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is three months; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

     Interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding any Interest Payment Date; provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be. Interest is computed by dividing the actual number of days in the Interest Period by 360.

     "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     "Interest Period" means (i) the period from and including June 27, 2000, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date, to but excluding the next Interest Payment Date or at maturity, as the case may be.

     "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

     "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

     Pursuant to the Notes, Chase shall be the initial "LIBOR Calculation Agent" with respect to the Notes. The LIBOR Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of the determination made with respect to the most recent

Reset Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note.

REPAYMENT AT OPTION OF HOLDER

     The Notes will be repayable on June 15, 2001 and every June 15 prior to maturity (each an "Annual Optional Repayment Date") at the option of holders of the Notes, at 100% of their principal amount together with interest payable to the date of repayment. In order for a Note to be repaid, the Company must receive at its office or agency in the Borough of Manhattan, The City of New York, during the period not more than sixty days nor less than twenty-one days prior to June 15 (or if such June 15 is not a Business Day the next succeeding Business Day) (the "Notice Period") immediately preceding the Annual Optional Repayment Date, (i) the Note with the form entitled "Option to Elect Repayment" on the reverse of the Note duly completed, or (ii) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or a trust company in the United States of America setting forth the name of the holder of the Note, the principal amount of the Note, the amount of the Note to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Note to be repaid with the form entitled "Option to Elect Repayment" on the reverse of the Note duly completed will be received by the Company not later than five Business Days after the date of such telegram, telex, facsimile transmission or letter, and such Note and form duly completed are received by the Company by such fifth Business Day. Any such notice received by the Company during the Notice Period immediately preceding the Annual Optional Repayment Date shall be irrevocable. The repayment option may be exercised by the holder of a Note for less than the entire principal amount of the Note, provided the principal amount which is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, eligibility (including time of receipt) and acceptance of any Note for repayment will be determined by the Company, whose determination will be final and binding. See "Book-Entry System" below.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Securities is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on such record date (identified in a listing attached to the omnibus proxy).

     As long as the Notes are represented by Global Securities registered in the name of Cede & Co., as nominee of the Depositary, the Depositary or its nominee will be the registered holder of the Notes and will therefore be the only entity entitled to exercise the repayment right. In order to ensure that the Depositary or its nominee, as applicable, will exercise the repayment right on behalf of a Beneficial Owner in a timely manner, such Beneficial Owner must instruct the broker or other Participant in the Depositary through which it holds its interest in the Notes to notify the Depositary or its nominee, as applicable, of that Beneficial Owner's desire to exercise the repayment right. Different Participants have different cut-off times for accepting instructions from their customers and, accordingly, each such Beneficial Owner should consult the Participant through which it holds an interest in the Notes in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary or its nominee, as applicable.

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes . In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase is the trustee for various other series of debt securities which the Company has issued under the Indenture. Additionally, Chase is the trustee for other debt securities which the Company issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank. The Company also uses Chase for other banking services in the normal course of its business.

                                  UNDERWRITING

     The Company and J.P. Morgan Securities Inc. ("J.P. Morgan") have entered into an underwriting agreement dated June 22, 2000 (the "Underwriting Agreement"), with respect to the Notes. Subject to certain conditions, J.P. Morgan has agreed to purchase all of the Notes.

     J.P. Morgan proposes to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.10% of the principal amount of the Notes. J.P. Morgan may allow, and such dealers may reallow, a concession not to exceed 0.05% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by J.P. Morgan.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by J.P. Morgan that it intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company estimates that its out of pocket expenses for this offering will be approximately $800,000.

     The Company has agreed to indemnify J.P. Morgan against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with the offering, J.P. Morgan may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by J.P. Morgan in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by J.P. Morgan involve the sale by J.P. Morgan of a greater number of Notes than it is required to purchase from the Company in the offering. J.P. Morgan also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by J.P. Morgan if such Notes are repurchased by J.P. Morgan in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     In the ordinary course of its business, J.P. Morgan has engaged, and may in the future engage, in investment banking transactions with the Company and its affiliates.